May 10, 2024

VIA EDGAR
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attention: Robert Babula

    RE:     Southwest Airlines Co.
        Form 10-K for the Fiscal Year ended December 31, 2023
        Filed February 6, 2024
        Response dated March 20, 2024
        File No. 001-07259

Dear Mr. Babula:

On behalf of Southwest Airlines Co. (the “Company”), set forth below is the Company’s supplemental response to the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 9, 2024, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). For ease of reference, we have reproduced below the full text of the Staff’s additional comment, which is followed by the Company’s response.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for portions of its response to the Staff’s comment. Specifically, the Company requests that portions of its response that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks (“[***]”) be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such responses contain confidential information. An unredacted version of this letter is being provided to the Commission under separate cover, along with the request for confidential treatment under Rule 83.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis
Operating Revenues, page 68

1.We understand from your response to prior comment 1 that although you routinely monitor industry and customer travel patterns, including trends in business and leisure travel, to both analyze and forecast passenger revenues and to aid in the future optimization of your network and schedules, you do not regard information about business travel revenue to be material to
LUV-001
Confidential Treatment of a Portion of the Response to Comment
Requested by Southwest Airlines Co. Pursuant to Rule 83

Securities and Exchange Commission
May 10, 2024

investors, though would provide some explanation and analysis if you consider that information material in the future.

You explain that you categorize passenger revenues by source, though identify revenue categories based on whether the tickets were purchased or acquired through loyalty program point redemptions. You state that these two categories "...best depict the nature, amount, timing, and uncertainty of Passenger revenue and cash flow," though do not mention either of these categories in your discussion and analysis on page 68.

We see that a section of your website is dedicated to corporate/business travel, covering various features and initiatives, such as the business travel program booking tool, dedicated account management teams, coordination programs for meetings and groups, and support for travel management companies, which collectively does not clearly reconcile with your view of the revenue source as not material.

Given these observations, considering your efforts at monitoring, analyzing and forecasting business and leisure travel patterns, including the associated trends and revenues and use of that information in resource allocation decisions, explain to us why you would not also identify business and leisure ticket revenues, individually as sources on page 107 to comply with FASB ASC 606-10-50-5 and 55-89 through 55-91.

As part of your response, please identify the economic factors and various correlations that you considered in identifying the non-loyalty and loyalty passenger revenue source categories as depicting how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors; explain how you would similarly evaluate economic factors and correlations for the business and leisure travel revenue sources; and provide us with a schedule showing non-loyalty and loyalty passenger revenues separately attributable to business and leisure ticket sales during each of the last five fiscal years.

If you continue to regard such information as not material for disclosure in the notes to the financial statements, or in the discussion and analysis of your results of operations, provide us with the analyses that you performed in formulating these views.

    Response:

The Company acknowledges that from a quantitative perspective, revenues associated with managed business travel (as the Company defines them) are material to overall Passenger and Operating Revenues within the Income Statement. However, in its initial response, the Company was attempting to convey that in fulfilling its obligation to explain trends and year-over-year variances within Management's Discussion and Analysis in the periods presented in the financial statements that were the source of the Staff’s question, changes in managed business travel revenues are a relatively small component of the year-over-year variances within these line items, and they were not the primary or even secondary driver of these variances, and thus were not considered a required disclosure item in those filings. If year-over-year changes in business travel revenues were to represent a significant driver in any components of changes in either Passenger or Operating revenues year-over-year, the Company would provide the necessary information in
LUV-002
Confidential Treatment of a Portion of the Response to Comment
Requested by Southwest Airlines Co. Pursuant to Rule 83

Securities and Exchange Commission
May 10, 2024

its filings in order to fulfill the requirements of Item 303(a) and (b)(2) of Regulation S-K within Management's Discussion and Analysis. Also, in certain instances, even if year-over-year changes are not material to such variances, the Company may provide information about trends in order to supplement the information certain investors may find useful. In its first quarter 2024 Form 10-Q filing, the Company did provide such supplemental information within Management's Discussion and Analysis in order to be consistent with communication provided in its first quarter 2024 results press release, even though the year-over-year variances were not a material driver in explaining the Company’s results.

In evaluating how the nature, amount, timing, and uncertainty of the Company's revenue and cash flows are affected by economic factors, we believe the specific macroeconomic factors that impact overall business travel within the U.S. are the same as those that impact leisure travel—namely Domestic Gross National Product and overall discretionary consumer spending. During most periods in which the number of business travelers and the amounts spent on airfare by such travelers either increases or declines, the same or similar patterns are experienced within the leisure travel segment as well. Additionally, there are many other factors that have an impact on Customers' travel decisions, including but not limited to: seasonality, overall demand to a particular destination, competitor fares, the Company’s market share versus its competitors, and how new or mature a particular market is for the Company, all of which similarly impact both business and leisure travel. The Company does offer a fare class called “Business Select”, which essentially reflects its “full-fare”, enabling the Customers who buy these fares to enjoy certain items such as a higher multiplier in earning loyalty points on their flight, free drinks and WiFi access on their flight, and the highest level of flexibility and refundability if their plans change. However, this “Business Select” fare class is available to all Customers, whether they are traveling for business or leisure purposes. For these reasons, we believe there are not material differences in how the nature, amount, timing, and uncertainty of the Company's business and leisure revenues are affected by economic factors, despite the features and initiatives referred to by the Staff.

The Company further notes that the identification of business travel revenue is imprecise. While the Company has visibility to “managed” business travel bookings that are made through the business tools that are directly connected to the Company’s systems or those made through the Global Distribution System tools available worldwide (such as those utilized by corporate travel departments at many large companies), the Company believes a significant portion of the business travelers that book travel do not utilize these managed booking tools. For example, many small and medium-sized company business travelers book travel directly on southwest.com. Furthermore, when Customers traveling on business earn loyalty (i.e., Rapid Rewards®) points with Southwest for their travel and those points are deposited into their Rapid Rewards loyalty accounts, the points are fungible and in virtually all cases there is not a way to accurately determine whether the ultimate redemption of those points are for leisure or business travel purposes. Also, the Company is one of the few, if not the only, airline that does not restrict the number of award seats on flights, so any Customer that has enough loyalty points to purchase an award ticket can make a loyalty reservation, no matter how many seats remain available on the flight and how many award ticket reservations have already been made.

Therefore, what the Company may mention as “managed” business travel is just a subset of the actual overall revenues it receives from all business travelers. Further, tickets purchased for business travel (within the same fare classification) generally have identical contract of carriage rules and features, and many of the same attributes as leisure bookings. Additionally, it has also become increasingly popular for travelers, especially during and after the pandemic, to combine their travel for both business and leisure purposes in an era where remote work capabilities have
LUV-003
Confidential Treatment of a Portion of the Response to Comment
Requested by Southwest Airlines Co. Pursuant to Rule 83

Securities and Exchange Commission
May 10, 2024

multiplied, which complicates the ability to definitively label a passenger’s travel as either leisure or business. Finally, the Company's single class cabin configuration creates further impediments in distinguishing business from leisure travelers.

The following table provides information regarding the “managed” business revenues recorded by the Company from 2019 through 2023, which as explained above is a subset of its overall business travel revenues. Given the reasons explained above, the Company is unable to determine the amount of Loyalty revenues from business travelers, as such loyalty bookings are typically not made via the Company’s managed business booking tools.

(in millions)	2023	2022	2021	2020	2019
Non-loyalty leisure	[***]	[***]	[***]	[***]	[***]
Loyalty leisure	3,639	3,028	2,136	1,003	2,487
Managed business*	[***]	[***]	[***]	[***]	[***]
Passenger ancillary sold separately	925	735	553	359	711
Passenger revenues	$23,637	$21,408	$14,066	$7,665	$20,776
*An insignificant portion of the Company's Customers redeem loyalty points directly through its managed business tool offerings.

****

Thank you for your assistance. If you have any questions, please do not hesitate to contact me at (214) 792-3022.

Sincerely,

/s/ Tammy Romo
Tammy Romo
Executive Vice President & Chief Financial Officer

Copy to:    John T. Montford (Chairman, Audit Committee)
        Robert E. Jordan, President & Chief Executive Officer
        Gary C. Kelly, Executive Chairman of the Board
        Ryan Martinez, SVP Finance Controller
        Mark R. Shaw, EVP & Chief Legal & Regulatory Officer
        Darrell McKown (Ernst & Young LLP)

LUV-004
Confidential Treatment of a Portion of the Response to Comment
Requested by Southwest Airlines Co. Pursuant to Rule 83